SEC File Number:	001-32878
CUSIP Number:	709600100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PENSON WORLDWIDE, INC.

(Full name of registrant)

(Former name if applicable)

1700 PACIFIC AVENUE, SUITE 1400

(Address of principal executive office (street and number))

DALLAS, TEXAS 75201

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Penson Worldwide, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Form 10-Q”) by May 10, 2012 without unreasonable effort and expense for the reasons as described below:

Conversion of Operations of U.S. Broker Dealer

The completion of the conversion of the Company’s U.S. broker dealer, Penson Financial Services, Inc. (“PFSI”), to new back office technology systems and support services resulted in significant changes to the Company’s books and records and accounting systems and procedures. The Company experienced delays associated with working with these new systems and procedures, and in order the ensure that the Company was accurately collecting the necessary information for the preparation of its Form 10-Q, it was necessary for the Company to provide additional time for the collection of information, receipt of reports from third party providers and confirming the accuracy and completeness of reported information.

Strategic Initiatives

The Company has been actively pursuing a number of strategic initiatives. While the Company’s pursuit of strategic initiatives has not yet resulted in any definitive agreements, these activities have diverted substantial resources and prevented the completion in the remaining time available of the preparation of its Form 10-Q.

SEC Open Comment Letters

As previously noted in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company has received letters from the staff of the Division of Corporation Finance (the “Staff”) of the Commission setting forth comments and questions with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and September 30, 2011 (the “2011 Comment Letters”) and the Company has submitted responses to such letters. In addition, the Company has received comments on its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2012 Comment Letter; the 2011 Comment Letters and the 2012 Comment Letter are referred to jointly as the “Comment Letters”).

Among other things, the Comment Letters have questioned the timing of the impairment charge taken by the Company with respect to certain of its nonaccrual receivables. The Company reported a $43 million bad debt charge (the “Impairment Charge”) with respect to these receivables in the second quarter of 2011. More recently, the Staff, along with the Commission’s Office of the Chief Accountant, has questioned whether the Company should have reflected all or a portion of the Impairment Charge in earlier periods. The Company has been discussing this accounting treatment with the Staff and a resolution is pending.

If it is ultimately determined that the Company’s valuation of the underlying collateral for the nonaccrual receivables did not support the margin debt prior to the timing of the Impairment Charge, the Company may need to accelerate the Impairment Charge into earlier periods. The Company will then need to review its analysis of the relevant factors in existence at each earlier period and reach a conclusion as to the amount of the Impairment Charge that should properly be reflected in each relevant earlier period. In performing such review, the Company will need to evaluate the materiality of the applicable charge for each such period to determine whether a restatement of its historical financial statements for such period is required. In the event the Company is required to undertake this further analysis, it will conduct such review with all deliberate speed. However, it is expected that this process will take several weeks at the soonest and restated results, if any, would be reported in amended filings of the Company’s periodic reports as soon as practicable thereafter. The time and resources devoted to analyzing the appropriate accounting treatment for this issue and reviewing this analysis with the Staff has affected the Company’s ability to provide appropriate disclosures in the Form 10-Q.

While the Company has devoted significant staff and resources to completing the Form 10-Q, in light of the multiple demands on these resources as described above, particularly those of senior management, it ultimately has been unable to complete all of the steps necessary to file its Form 10-Q on a timely basis without unreasonable effort and expense.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip A. Pendergraft	214	765-1065
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously discussed in the Company’s filings with the Commission, in the quarter ended March 31, 2012, the Company wrote down certain assets obtained through a foreclosure on collateral securing certain nonaccrual receivables by $15.1 million, which will be reflected as a reduction of Other Revenue on its Statement of Comprehensive Loss.

The Company has also been operating at a loss since the first quarter of 2011 and these losses have accelerated over the course of 2011. The losses to be reflected in the Form 10-Q will be materially greater than the loss reported for the comparable period of 2011.

As previously disclosed in the Company’s filings with the Commission, the Company sold Penson Financial Services Australia Pty Ltd (“PFSA”) during 2011 and is committed to the disposition of the operations of Penson Financial Services Canada Inc (“PFSC”) and Penson Financial Services Ltd. (“PFSL”). The Company will account for the operations of PFSC and PFSL as discontinued operations in its presentation of the results of operations in the Form 10-Q in a similar manner as previously disclosed in its Form 10-K for the year ended December 31, 2011.

Forward-Looking Statements

This notification contains forward-looking statements that involve many risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include the risks, uncertainties and other factors disclosed in the Company’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in the Company’s filings with the Securities and Exchange Commission, as applicable. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PENSON WORLDWIDE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2012	By	/s/ Philip A. Pendergraft
Philip A. Pendergraft
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).